SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 6, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces receiving a lawsuit and a motion for the recognition of this lawsuit as a class action

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A
LAWSUIT AND A MOTION FOR THE RECOGNITION OF THIS
LAWSUIT AS A CLASS ACTION

ROSH HA'AYIN, Israel, May 6, 2019 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received a lawsuit and a motion for the recognition of this lawsuit as a class action, filed against Partner and against additional telecommunication service companies (together the "Respondents") in the Central District Court on April 10, 2019.

In the motion it was allegedly claimed that the Company, as well as the other Respondents, does not inform its customers as required as to the possible dangers of using the Internet and the possibility of joining a free content filtering service offered to its customers, in violation of the provisions of the Israeli Communications Law (Telecommunications and Broadcasting), 1982 (the "Communications Law") and its license. In addition it was claimed that the websites and harmful content filtering service that Partner provides, as well as the other Respondents, is not efficient enough, contrary to the provisions of the Communications Law and the Company's license.

The total amount claimed against the Respondents if the lawsuit is recognized as a class action, was not stated by the applicants, however the overall damage assessment noted in the motion for all the Respondents together, is at least tens of millions of NIS.

Partner is reviewing and assessing the lawsuit and is unable at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: May 6, 2019